PEGASUS TEL, INC

Form C-AR/A

Annual Report
2024

March 10, 2025

Annual Report 2024

This Form C-AR/A (including the cover page and all exhibits attached hereto, the "Form C-AR/A is being furnished by Pegasus Tel, Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR/A pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://wellbeingbrewing.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not guarantees of performance or They involve risks, uncertainties (many of which are beyond the Company' s control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Questions and Answers

1. **What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))**

   Pegasus Tel, Inc ("Company") is a corporation formed on 2-19-2002, in Delaware. The Company's physical address is Bloemendaalseweg 69, 2061 CC Bloemendaal, Netherlands. The Company's website may be accessed at www.pegasus-tel.com.

2. **What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))**

Lorenzo Luciano Piceni		
Board Positions		
Dates	**Position**	**Principal Occupation**
9/15/2021 - Present	Board Member	Board Director

Lorenzo Luciano Piceni		
Officer Positions		
Dates	**Position**	**Responsibilities**
9/15/2021 - Present	President / Secretary / Treasurer	Management

Lorenzo Luciano Piceni		
Business Experience		
Dates	**Organization**	**Title, Principal Business, and Responsibilities**
Feb. 2017 – Present	World Influencer Agency	CEO Promotes Companies Online Influencer

3. **What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))**

Name of Holder	No. and Class of Securities Now Held	% Voting Power Prior to Offering
Lorenzo Luciano Piceni	2,445,000,000 Common Stock Shares 1,000,000 Preferred C Convertible Stock 2,436,453 Preferred C Convertible Stock	69.65% 100% 100%

4. **Describe the business of the Company and the anticipated business plan of the Company. (§227.201(d))**

Pegasus Tel, Inc will be acquiring Fortuna Ragazzi which is a Dutch holding company that was created specifically due to the recent COVID pandemic economic conditions in Europe and around the world. As a result of COVID many businesses in Europe were forced to shut down for a prolong period of time and as a result lost key skilled employees. The hospitality and entertainment industry, were particularly affected and got into serious economic troubles. This created unique opportunities to make acquisitions for triple A locations for restaurants and bars, in particularly in Amsterdam in the Netherlands at a fraction of the actual value. Many times, these establishments are willing to sell their establishment for release of their outstanding debts to their creditors, suppliers and landlords. Fortuna Ragazzi responds to this opportunity by taking over and consolidating these companies at a greatly reduced price. Many times creditors, suppliers and landlords are willing to compromise a large percentage of what is owed to them in exchange for a solid management team that is adequately financed especially since the future of COVID is unpredictable.

5. **How many employees does the Company currently have? (§ 227.201(e))**

The company currently has 0 employees.

6. **Discuss the material factors that make an investment in the Company speculative or risky. (§227.201(f))**

Readers and prospective investors in our common stock should carefully consider the following risk factors as well as the other information contained or incorporated by reference in this prospectus.

If any of the following risks actually occurs, our financial condition, results of operations and liquidity could be materially adversely affected. If this were to happen, the value of our common stock could decline, and if you invest in our common stock, you could lose all or part of your investment.

The discussion below highlights some important risks we have identified related to our business and operations and an investment in shares of our common stock, but these should not be assumed to be the only factors that could affect our future performance and condition, financial and otherwise. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements

a. **Risks Relating to Investing in a Start-up Company**

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

b. **Risks Relating to Our Securities**

If a market for our common stock does not develop, shareholders may be unable to sell their shares.

Our common stock is quoted under the symbol "PTEL" on the OTC PINK Market operated by OTC Markets Group, Inc., an electronic inter-dealer quotation medium for equity securities. We do not currently have an active trading market. There can be no assurance that an active and liquid trading market will develop or, if developed, that it will be sustained.

Our securities are very thinly traded. Accordingly, it may be difficult to sell shares of our common stock without significantly depressing the value of the stock. Unless we are successful in developing continued investor interest in our stock, sales of our stock could continue to result in major fluctuations in the price of the stock.

c. **Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced.**

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker- dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

d. **Effect of Amended Rule 15c2-11 on the Company's securities.**

The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Information amending Rule 15c2-11 under the Exchange Act ("Rule 15c2-11," the "Amended Rule 15c2 -11"). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2-11's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-11, shell companies like the Company (and formerly suspended securities) may

only rely on the piggyback exemption in certain limited circumstances. The Amended Rule 15c2-11 will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

e. **Public health epidemics or outbreaks** could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

7. **Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))**

    a. **The Offering**
       i. Describe the terms of the securities being offered.
         1. Common share offered at $0.02 in the par value of $0.0001
      ii. Do the securities offered have voting rights? ☑ Yes ☐ No
      iii. Are there any limitations on any voting or other rights identified above? ☐ Yes ☑No
         Explain:

    b. **Securities or Classes of Securities of the Issuer Outstanding**

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights		Other	
Preferred Stock (list each class in order of preference):						
	10,000,000					
Series C Convertible Preferred Stock		1,000,000	Yes ☑	No ☐	Yes ☑ No ☐ Specify: The Series C Preferred Stock has 20,000 to 1 voting	

Series D Convertible Preferred Stock		2,436,453	Yes ☑	No ☐	Yes ☐ No ☑	
Common Stock:						
Common Stock	19,990,000,000	3,510,496,677	Yes ☑	No ☐	Yes ☐ No ☑	

For Series D: Specify: The Series D Preferred Stock has 1 Share = 1 Vote

For Common Stock: Specify: 1 Share = 1 Vote

    c. **How the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company.**

      The control shareholder has total control of the Company. Any new shareholders have limited actual power other than as available by law to protect minority shareholders.

8. **Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))**

  None

9. **Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of §227.201(m))**

  The Company has elected to use the Future Maintainable Earnings Valuation which is based on profitability of the business determining its value today

10. **Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))**

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor thinks is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of §227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through TruCrowd, Inc. may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor Name(s)	Amount Outstanding	Maturity Date	Other Material Terms
Related Party Notes Payable	39,405	Due on Demand	See Below

Item (1) Accounts payable represents the amount from 2021 for operating expenses; general & administrative.

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

The Company has not conducted any other exempt offerings in the past three years.

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer o fthe issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the

basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

NONE

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

Pegasus Tel, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

Pegasus Tel, Inc. will file a report electronically with the SEC annually and post the report on its web site www.pegasus-tel.com no later than 120 days after the end of each fiscal year covered by the report.

Bad Actor Disclosure: The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Lorenzo Luciano Piceni
(Signature)

Lorenzo Luciano Piceni
(Name)

Director / President
(Title)

3-10-2026
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Lorenzo Luciano Piceni
(Signature)

Lorenzo Luciano Piceni
(Name)

Director / President
(Title)

3-10-2026
(Date)

Certification

I, Lorenzo Luciano Piceni, certify that:

1. The financial statements of Pegasus Tel, Inc included in this Form are true and complete in all material respects

/s/ Lorenzo Luciano Piceni_____
(Signature)

Lorenzo Luciano Piceni_____
(Name)

Director / President_____
(Title)

_____3-10-2026_____
(Date)

PEGASUS TEL, INC.

CONDENSED FINANCIAL STATEMENTS
(unaudited)

For the Year Ended December 31, 2024

PEGASUS TEL, INC.
Balance Sheets
(Unaudited)

	December 31,	
	2024	2023

Assets

	2024	2023
Current Assets:		
Cash and cash equivalents	$ -	$ -
Total current assets	-	-
Total assets	$ -	$ -

Liabilities and Stockholders' Deficit

	2024	2023
Current Liabilities:		
Accounts payable and accrued liabilities	$ 39,405	$ 39,405
Total current liabilities	39,405	39,405
Total liabilities	39,405	39,405
Stockholders' Deficit		
Preferred Stock, Series C Conertible, $0.0001 par value, 10,000,000 shares authorized, 1,000,000 shares issued and outstanding at December 31, 2024 and at December 31, 2023 respctively	100	100
Preferred Stock, Series D Convertible, $0.0001 par value, 10,000,000 shares authorized, 2,436,453 shares issued and outstanding at December 31, 2024 and at December 31, 2023 respctively	244	244
Common Stock, $0.0001 par value, 19,990,000,000 shares authorized, 3,510,496,677 shares issued and outstanding, at December 31, 2024 and at December 31, 2023 respectively	351,050	351,050
Additional paid-in capital	22,700	22,700
Accumulated deficit	(413,499)	(413,499)
Total stockholders' deficit	(39,405)	(39,405)
Total liabilities and stockholders' deficit	$ -	$ -

The accompanying notes are an integral part of these financial statements

PEGASUS TEL, INC.
Statement of Operations
(Unaudited)

		For the Years Ended December 31,	
		2024	2023
Revenues		$ -	$ -
Operating expenses			
Other general and administrative expenses		-	-
Total operating expenses		-	-
Loss from operations		-	-
Other income (expense)			
Loss on settlement of debt		-	-
Interest expense		-	-
Total other income (expense)		-	-
Net loss		$ -	$ -
Basic and fully diluted loss per common share		$ -	$ -
Basic and fully diluted weighted average			
common shares outstanding		3,510,496,677	3,510,496,677

The accompanying notes are an integral part of these financial statements

PEGASUS TEL, INC.
Statement of Changes in Stockholders' Deficit
For the Years Ended December 31, 2023 and 2024
(Unaudited)

	Series C Preferred Stock		Series D Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2022	1,000,000	$ 100	2,436,453	$ 244	3,510,496,677	$ 351,050	$ 22,700	$ (384,296)	$ (10,202)
Net Income for the year ended December 31, 2022			-	-	-	-	-	(29,203)	(29,203)
Balance at December 31, 2023			2,436,453	$ 244	3,510,496,677	$ 351,050	$ 22,700	$ (413,499)	$ (39,405)
Net Income for the year ended December 31, 2024			-	-	-	-	-	-	-
Balance at December 31, 2024			2,436,453	$ 244	3,510,496,677	$ 351,050	$ 22,700	$ (413,499)	$ (39,405)

The accompanying notes are an integral part of these financial statements

PEGASUS TEL, INC.
Statement of Cash Flows
(Unaudited)

	For the Years Ended December 31,	
	2024	2023
Cash Flows from Operating Activities:		
Net loss	$ -	$ -
Adjustments to reconcile net loss to net cash provided		
by (used in) operating activities:		
Issuance of common stock as share based compensation	-	-
Loss on extinquishment of debt	-	-
Changes in assets and liabilities		
Increase (decrease) in accounts payable	-	-
Increase (decrease) in due to related parties	-	-
Net cash provided by (used in) operating activities	-	-
Cash Flows from Investing Activities	-	-
Cash Flows from Financing Activities		
Proceeds from related party promissory note	-	-
	-	
Net increase (decrease) in cash	-	-
Cash and cash equivalents, beginning of period	-	-
Cash and cash equivalents, end of period	-	-
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for taxes	$ -	$ -
Non-cash transactions:		
	-	-

The accompanying notes are an integral part of these financial statements

1.   ORGANIZATION AND BUSINESS BACKGROUND

Pegasus Tel, Inc. (the "Company") was incorporated in the State of Delaware on February 19, 2002. The company originally was focused on providing outdoor payphones and telecommunications services. On March 21, 2012, the Company signed an acquisition agreement with Total-Invest International B.V. a Dutch limited liability company located in Amsterdam in the Netherlands to buy 100% of the outstanding stock of Blue Bull Ventures B.V for 2,436,453 series D preferred shares which are convertible to 20,000 common shares for each Series D Preferred Stock outstanding. The Company further issued an aggregate of 1,000,000 shares of Series C Preferred Stock to Total-Invest B.V. pursuant to a Securities Purchase Agreement which are convertible to 10 common shares for each Series C Preferred Stock outstanding. The series C preferred stock has voting rights of 350 times that number of votes on all matters submitted to shareholders and can be converted into 10 times the amount of common shares. The Company is in the development stage, and has not commenced planned principal operations since 2012.

Going Concern

These unaudited financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has generated no revenues to date and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. As of December 31, 2024, the Company had no revenues and an accumulated deficit of $411,014. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability to raise equity or debt financing, and the attainment of profitable operations from the Company's future business. These factors raise substantial doubt regarding the Company's ability to continue as a going concern for a period of one year from the issuance of these consolidated financial statements. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

Basis of consolidation

The unaudited consolidated financial statements include the financial statements of Pegasus Tel, Inc.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include valuing equity securities issued in share-based payment arrangements, determining the fair value of our common stock, the collectability of accounts receivable and deferred taxes and related valuation allowances. Certain of our estimates, including evaluating the collectability of accounts receivable, could be affected by external conditions, including those unique to our industry, and general economic conditions. It is possible that these external factors could have an effect on our estimates that could cause actual results to differ from our estimates. We re-evaluate all of our accounting estimates at least quarterly based on these conditions and record adjustments when necessary.

Accounts receivable and allowance for doubtful accounts

Accounts receivable consists of amounts due from customers. The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on management's assessment of known requirements, aging of receivables, payment history, the customer's current credit worthiness and the economic environment.

Inventories

Inventories include direct materials, labor and factory overhead and are stated at lower of cost or market value, cost being determined on a first-in, first-out basis. The Company periodically reviews historical sales activity to determine excess, slow moving items and potentially obsolete items and also evaluates the impact of any anticipated changes in future demand. TheCompany provides inventory allowances based on excess and obsolete inventories.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values. Property, plant and equipment are depreciated over their estimated useful lives as follows:

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciable life	
Buildings	6-50
years Plant and machinery	10 years
Office equipment	7 years
Motor vehicles	7 years
Computer equipment	3 years

Goodwill and intangible assets

We account for business combinations in accordance with current authoritative guidance, which requires that the acquisition method of accounting be used for all business combinations. It requires intangible assets acquired in a business combination to be recognized and reported separately from goodwill.

Furthermore, it requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. No impairment of intangibles has been identified since the date of acquisition.

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. The company generally seeks the assistance of independent valuation experts in determining the fair value of the identifiable tangible and intangible net assets of the acquired business.

We test goodwill for impairment on an annual basis. In this process, we rely on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit will be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

We evaluate intangible assets for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. In the opinion of management, there was no impairment for the year ended December 31, 2024.

Impairment of long-lived assets

Long-lived assets and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to estimated undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. In the opinion of management, there has been no impairment for the period ended December 31, 2024.

Investments

The Company accounts for non-marketable investments using the equity method of accounting if the investment gives us the ability to exercise significant influence over, but not control of, an investee. Significant influence generally exists if the Company has an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions. The Company records its share of the investee's earnings or losses in earnings (losses) from unconsolidated entities, net of income taxes in the accompanying consolidated statements of operations. The Company evaluates it equity method investment for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such investment may have experienced other than temporary decline in value. When evidence of loss in value has occurred, management compares the estimated fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. If the estimated fair value is less than the carrying value and management considers the decline in value to be other than temporary value, the excess of the carrying value over the estimated fair value is recognized in the financial statements as an impairment. In the opinion of management, there was no impairment for the period ended December 31, 2024.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred income taxes

We use the asset and liability method of accounting for income taxes in accordance with ASC Topic 740, "Income Taxes." Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity's financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We have no material uncertain tax positions for any of the reporting periods presented.

Net income per share

Basic net income per share is computed by dividing the net income by the weighted-average number of common shares outstanding during the period. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common stock equivalents had been issued and if the additional common shares were dilutive.

Stock-Based Compensation

We recognize compensation expense for stock-based compensation in accordance with ASC Topic 718. For employee stock-based awards, we calculate the fair value of the award on the date of grant using the Black-Scholes method for stock options and the quoted price of our common stock for unrestricted shares; the expense is recognized over the service period for awards expected to vest. For non-employee stock-based awards, we calculate the fair value of the award on the date of grant in the same manner as employee awards, however, the awards are revalued at the end of each reporting period and the pro rata compensation expense is adjusted accordingly until such time the nonemployee award is fully vested, at which time the total compensation recognized to date

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

equals the fair value of the stock-based award as calculated on the measurement date, which is the date at which the award recipient's performance is complete. The estimation of stock- based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from original estimates, such amounts are recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience.

Fair value of financial instruments

We have adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are carried at historical cost basis, which approximates fair values because of the short-term maturing of these instruments. The carrying amounts of our short- and long-term credit obligations approximate fair value because the effective yields on these obligations, which include contractual interest rates which are comparable to rates of returns for instruments of similar credit risk and because of the short-term maturity of these instruments.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 – quoted prices in active markets for identical assets or liabilities.

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

3.   SUBSEQUENT EVENTS

None,